May 5, 2025

Jaspreet Mathur
Chief Executive Officer
Limitless X Holdings Inc.
9777 Wilshire Blvd. #400
Beverly Hills, CA 90210

       Re: Limitless X Holdings Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed April 14, 2025
           File No. 024-12574
Dear Jaspreet Mathur:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Cover Page

1. We note your disclosure here, and on page 3, that you "intend to seek quotation or listing of the Series D Preferred Stock on the OTCQB or the NYSE American." Please
       revise in both places to state whether quotation or listing is a condition of closing this offering and that you may be unable to obtain quotation or listing. Provide risk factor disclosure describing the impact on the liquidity of the Series D Preferred Stock and the potential impact on investors if you are unable to obtain such quotation or listing.
 May 5, 2025
Page 2
BUSINESS
Licensing of Nutritional Products, page 27

2. We note your response to prior comment 10 and reissue in part. We note your disclosure on pages 26 and 27 that you currently offer four different products: NZT-
       48, NZT-48 Lions Mane, NZT-48 For Her, and OneShot Nootropic Pre-Workout. We
       also note your disclosure that "[a]ll of [y]our nutritional products are licensed from"
       LPI under the NZT-48 License Agreement. That agreement, however, only appears to consider three different products: "Limitless NZT-48," "Limitless SuperGreens
       Gummies 60 Pcs - 1 Mont," and "Limitless Activated Charcoal Gummies - 1 Mont."
       Please revise to address this discrepancy. Please also tell us why your revised disclosure, including pertaining to waived royalties under the NZT-48 License
       Agreement, only specifically refers to NZT-48 but not other products, and/or confirm, if true, that the NZT-48 License Agreement also applies to other nutritional products and make revisions accordingly.
Other Business Divisions
Limitless X, page 31

3. We note your plans for "retail expansion" and "to expand into key international markets such as Canada, Latin American, and the MENA region." If you do not yet have concrete plans to implement such expansion, please revise to characterize these plans as aspirational and state that they may not occur.
Limitless Films, page 32

4. We note your disclosure that "owning or co-owning key IP assets in the films . . . will promote [y]our ability to procure and preserve long-term royalty streams and profit participation." Please revise to provide the material terms and expiration of any patents, trademarks, licenses or royalty agreements, such as with respect to the completed scripts you currently have, or state that you have no such agreements and may never have such agreements. Further state whether you have entered into any agreements with the studios, production companies and distributors that you mention.
       Finally, describe the terms of your agreement(s) with the "film producer" to whom you advanced a loan, and file such agreement(s) as exhibits. Refer to
Item 7(a) of
       Form 1-A.
XocelForte Therapeutics, page 33

5. We note your disclosure regarding "established strategic partnerships with world-class doctors, researchers, and manufacturers who specialize in unique, proprietary formulations." Please revise to provide the material terms of such "strategic partnerships," name such partners, and file the agreements as exhibits. If you have not entered into any such agreements, revise to state that is the case and that you may never enter into such agreements. Refer to Items 7(a) and 17.6 of Form
1-A.
 May 5, 2025
Page 3
Limitless Digital Assets, page 34

6. Please revise to provide the material terms of your partnership agreements with the
       "several strategic partners" mentioned on page 35, identify such partners, and file such agreements as exhibits. If you have not entered into any such agreements, please state that is the case and that you may never enter into such agreements. Refer to Items 7(a)
       and 17.6 of Form 1-A.
7. We note the following disclosure: "Over the next two years, we will focus on launching and tokenizing blockchain-based games that allow users to earn rewards tied to Limitless X Holdings Inc. securities, creating a value-generating loop between gameplay, ownership, and the broader Limitless X ecosystem. By applying blockchain innovations across multiple verticals, Limitless Digital aims to unlock new
       revenue streams, improve operational efficiencies, and deliver tangible value to both users and shareholders." Please revise to explain the nature of the "rewards tied to
       Limitless X Holdings Inc. securities," how they are earned, whether they constitute securities of your company, how they are "tied to" your securities, and resulting implications under the federal securities laws. Please also discuss what "blockchain innovations" you plan to apply, what "new revenue streams" you intend to unlock and how they will be unlocked, and what kind of "tangible value to both users and shareholders" will be delivered.
Index to Financial Statements, page F-1

8. Please update your financial statements and related financial disclosures. Refer to Part
       F/S(c) and (b)(3) of Form 1-A.
General

9. We note your response to prior comment 14. Please provide us with the restated
       balance sheets and statements of operation showing the required adjustments for the
       June 30, 2023 and March 31, 2023 periods.
10. Despite your disclosure that the Dividend Payment Account will be an escrow account and its funds will not constitute your property, your response to prior comment 16 suggests that you are not placing the funds in escrow pursuant to an escrow agreement and in coordination with an escrow agent, but that you plan to place the funds in a bank account in the company's name. If true, please to state that is the case, clarify that you can withdraw and use such funds in your discretion, which may not include the payment of dividends, and provide appropriate risk factor disclosure. If not true, please revise to describe the terms of your escrow arrangements and file the corresponding agreement(s) as exhibits. Please make appropriate revisions throughout the Offering Statement where applicable.
11. We note your response to prior comment 18. Given your response that "Article XI of the amended and restated bylaws only applies to state law claims and not to claims under the Exchange Act and/or Securities Act," please revise your disclosure to describe Article XI, and include risk factor disclosure that describes the risks or other impacts of Article XI on investors, including increased costs to bring claims and that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum they find favorable. Also state that the provision does not apply to
 May 5, 2025
Page 4

       actions arising under the Securities Act or the Exchange Act, and tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act, given that the bylaws themselves do not so state.
12. We note your disclosure on page 56 that, "[o]n March 21, 2025, Mr. Mathur entered into a promissory note with the Company" and, pursuant to that agreement, the
       Company issued 225,000 shares of its common stock and 10,000 shares of the Series
       D Preferred Stock to Mr. Mathur." Please file the promissory note as an exhibit.
       Please also revise to update the information called for by Item 6 of Form 1-A.
13. You discuss creating an "investment fund focusing on digital assets" and participating in "real estate investment projects." Please confirm your understanding that such business lines, once implemented, may have implications under the Investment
       Company Act of 1940, including the possibility that you will be considered an investment company or investment advisor.
       Please contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Laura M. Holm